UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

_______________________

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

11/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

______________________

November 25, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103
1. Names of Reporting Persons. Yuzhu Shi
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 118,578,540(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 118,578,540(1) (2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 118,578,540(1) (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 49.5%(3)
14. Type of Reporting Person (See Instructions)
IN
(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a company owned by Mr. Yuzhu Shi; and (ii) 13,690,687 Ordinary Shares and 2,887,853 American Depositary Shares held of record by Vogel Holding Group Limited, a wholly owned subsidiary of Union Sky Holding Group Limited.

(2)	including 11,800,000 Ordinary Shares to be sold by Vogel Holding Group Limited to Baring Private Equity Asia V Holding (12) Limited pursuant to a share purchase agreement dated November 25, 2013. For a brief description of the share purchase agreement, please refer to Item 4.

(3)	percentage calculated based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013.

CUSIP No. 374511103
1. Names of Reporting Persons. Union Sky Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 118,578,540(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 118,578,540(1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 118,578,540(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 49.5%(3)
14. Type of Reporting Person (See Instructions)
CO

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited; and (ii) 13,690,687 Ordinary Shares and 2,887,853 American Depositary Shares held of record by Vogel Holding Group Limited, a wholly owned subsidiary of Union Sky Holding Group Limited.

(2)	including 11,800,000 Ordinary Shares to be sold by Vogel Holding Group Limited to Baring Private Equity Asia V Holding (12) Limited pursuant to a share purchase agreement dated November 25, 2013. For a brief description of the share purchase agreement, please refer to Item 4.

(3)	percentage calculated based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013.

CUSIP No. 374511103
1. Names of Reporting Persons. Vogel Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,578,540(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 16,578,540(1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,578,540(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.9%(3)
14. Type of Reporting Person (See Instructions)
CO

(1)	including 13,690,687 Ordinary Shares and 2,887,853 American Depositary Shares held of record by Vogel Holding Group Limited.

(2)	including 11,800,000 Ordinary Shares to be sold by Vogel Holding Group Limited to Baring Private Equity Asia V Holding (12) Limited pursuant to a share purchase agreement dated November 25, 2013. For a brief description of the share purchase agreement, please refer to Item 4.

(3)	percentage calculated based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013.

Introduction

This Schedule 13D (the “Schedule 13D”) is filed by the Reporting Persons (as defined below) with respect to Giant Interactive Group Inc. (the “Company”).

Item 1. Security and Issuer.

This Schedule relates to the ordinary shares of the Company, par value US$0.0000002 per share (“Ordinary Shares”). The principal executive offices of the Company are located at 11/F, No. 3 Building, 700 Yishan Road, Shanghai, 200233, People’s Republic of China (“PRC”).

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “GA.”

Item 2. Identity and Background.

This Statement is being jointly filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Yuzhu Shi (“Mr. Shi”), a PRC citizen and the founder and the Chairman of the Board of Directors (the “Board”) of the Company;

2)	Union Sky Holding Group Limited (“Union Sky”), a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; and

3)	Vogel Holding Group Limited (“Vogel” and together with Mr. Shi and Union Sky, the “Reporting Persons”), a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding.

Mr. Shi’s present occupation is the Chairman of the Board. Union Sky is the record holder of 102,000,000 Ordinary Shares. All of the shares of Union Sky are held by Mr. Shi. Vogel is the record holder of 13,690,687 Ordinary Shares and 2,887,853 ADSs. All of the shares of Vogel are held by Union Sky.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

It is anticipated that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$1.42 billion will be expended in acquiring approximately 121.0 million outstanding Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of September 30, 2013) owned by shareholders of the Company other than the Consortium (as defined below) in connection with the Transaction (as defined below).

It is anticipated that the Transaction will be financed with a combination of debt and equity capital. The equity financing would be provided from the Consortium Members (as defined below) and additional members accepted into the Consortium (as defined below) in the form of cash.

Item 4. Purpose of Transaction.

On November 25, 2013, Mr. Shi, Union Sky, Vogel and Baring Private Equity Asia V Holding (12) Limited (“Baring”, together with Mr. Shi, Union Sky and Vogel, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the Board to acquire the Company in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction. Mr. Shi, Union Sky, Vogel and The Baring Asia Private Equity Fund V, L.P. (“Baring Asia”) entered into a guarantee agreement (the “CA Guarantee”) pursuant to which Baring Asia shall guarantee Baring’s obligations under the Consortium Agreement.

On November 25, 2013, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Company in a going private transaction at a price of US$11.75 in cash per Ordinary Share or ADS (each representing one Ordinary Share). According to the Proposal, the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party. Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

On November 25, 2013, Mr. Shi, Vogel and Baring entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which Vogel agreed to sell, and Baring agreed to purchase, 11,800,000 Ordinary Shares (the “Purchase Shares”) at US$9.79 per Ordinary Share (the “Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date under the Share Purchase Agreement where Baring is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Purchase Shares where Baring is not part of the buyer consortium due to its own decision or election without Mr. Shi’s written consent and the Going-private Price is higher than the Purchase Price, Baring shall pay Vogel the shortfall between the Purchase Price and the Going-private Price with respect to all Purchase Shares. Mr. Shi, Vogel and Baring Asia entered into a guarantee agreement (the “SPA Guarantee”) pursuant to which Baring Asia shall guarantee Baring’s obligations under the Share Purchase Agreement.

If the Transaction is completed, the ADSs would be delisted from the New York Stock Exchange and the Company’s obligations to file periodic report under the Exchange Act would be terminated.

Description of the Proposal, the Consortium Agreement, the CA Guarantee, the Share Purchase Agreement and the SPA Guarantee in this Schedule 13D are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the CA Guarantee, the Share Purchase Agreement and the SPA Guarantee, copies of which are attached hereto as Exhibits 7.02, 7.03, 7.04, 7.05 and 7.06 and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, Mr. Shi beneficially owns 118,578,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by Union Sky and 13,690,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 49.5% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares and ADSs. In addition, pursuant to Section 13(d)(3) of the Act, Baring and Mr. Shi may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Shi that he is the beneficial owner of any Ordinary Shares as may be beneficially owned by Baring for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As of the date hereof, Union Sky beneficially owns 118,578,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by it and 13,690,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 49.5% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

As of the date hereof, Vogel holds of record 13,690,687 Ordinary Shares and 2,887,853 ADSs, collectively accounting for approximately 6.9% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

(c) Except as set forth Items 3 and 4, to the best knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the CA Guarantee, the Share Purchase Agreement and the SPA Guarantee under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement dated November 26, 2013

Exhibit 7.02:	Proposal dated November 25, 2013

Exhibit 7.03:	Consortium Agreement dated November 25, 2013

Exhibit 7.04:	Consortium Agreement Guarantee dated November 25, 2013

Exhibit 7.05:	Share Purchase Agreement dated November 25, 2013

Exhibit 7.06:	Share Purchase Agreement Guarantee dated November 25, 2013

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 26, 2013

Yuzhu Shi By: /s/Yuzhu Shi
Name: Yuzhu Shi

Union Sky Holding Group Limited By: /s/Yuzhu Shi
Name: Yuzhu Shi
Title: Director

Vogel Holding Group Limited By: /s/Yuzhu Shi
Name: Yuzhu Shi
Title: Authorized Signatory